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                      SECURITIES  AND  EXCHANGE  COMMISSION
                            Washington,  D.C.  20549

                                 SCHEDULE  13D
                                (Rule  13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE  13d-2(a)

                         (Amendment  No.          )*


           Global Path, Incorporated, formerly known as Yournet, Inc.
--------------------------------------------------------------------------------
                                (Name  of  Issuer)


                    Class A  Common  Stock,  par  value  $0.001
--------------------------------------------------------------------------------
                         (Title  of  Class  of  Securities)


                                   378956 10 6
--------------------------------------------------------------------------------
                                 (CUSIP  Number)

                              Rick H. Langley, Jr.
                        1875 Century Park East, Ste. 150
                              Los Angeles, CA 90067
                                 (310) 788-0367
--------------------------------------------------------------------------------
                 (Name,  Address  and  Telephone  Number  of  Person
               Authorized  to  Receive  Notices  and  Communications)


                                 March 18, 2002
--------------------------------------------------------------------------------
             (Date  of  Event  which  Requires  Filing  of  This  Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

                         (Continued  on  following  pages)
                              (Page  1  of  8  Pages)

CUSIP  No.  378956 10 6              13D                   Page  2  of  5  Pages

________________________________________________________________________________
1    NAME  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

 Rick H. Langley, Jr.
_______________________________________________________________________________
2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC  USE  ONLY


________________________________________________________________________________
4    SOURCE  OF  FUNDS*

PF
________________________________________________________________________________
5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT  TO  ITEMS  2(d)  OR  2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION


British  Virgin  Islands
________________________________________________________________________________
7    SOLE  VOTING  POWER

1,371,917
_____________________________________________________________
8    SHARED  VOTING  POWER

0
_________________________________________________________________
9    SOLE  DISPOSITIVE  POWER

1,371,917
________________________________________________________________
10   SHARED  DISPOSITIVE  POWER

-0-
________________________________________________________________________________
11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON


1,371,917
________________________________________________________________________________
12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)


6.36%
________________________________________________________________________________
14   TYPE  OF  REPORTING  PERSON*


IN
________________________________________________________________________________
                     *SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!

CUSIP  No.  378956 10 6              13D                   Page  3  of  5  Pages



________________________________________________________________________________
Item  1.  Security  and  Issuer.


Class A Common Stock, par value $0.001, of Global Path, Incorporated, a Delaware corporation, 5th Floor, 2 Toronto Street, Toronto, Ontario, Canada M5C 2B6
________________________________________________________________________________

Item  2.  Identity  and  Background.

     (a)  Name:
             Reporting Person:   Richard H. Langley, Jr.

     (b)  Address:               1875 Century Park East, Suite 150
                                 Century City, CA 90067

     (c)  Principal  Occupation:

             Investments

(d) During the last five years, Richard H. Langley, Jr. pled guilty to one count of wire fraud in connection with a plea bargain.

(e) In connection with a public administrative proceeding on October 10, 1996, instituted against Richard H. Langley Jr. and Gerald Larder, on October 10, 2000, the Securities and Exchange Commission accepted Offers of Settlement whereby the Commission ordered: (i) sanctions imposed and issued cease-and-desist orders against the respondents from committing and causing any violations and any future violations of Section 17(a) of the Securities Act and Section 10(b) of the Exchange Act; (ii) respondents barred from participation in penny stock offerings; and (iii) disgorgement in the amount of $2,224.55, plus interest.

     (f)  Richard H. Langley, Jr. is a U.S. Citizen.
_______________________________________________________________________________
Item  3.  Source  and  Amount  of  Funds  or  Other  Consideration.

The Reporting Person obtained beneficial ownership of the shares of Global Path Incorporated reflected herein through purchases in a private transaction and for consulting services previously rendered to a private third party.
________________________________________________________________________________
Item  4.  Purpose  of  Transaction.

Investment
________________________________________________________________________________
Item  5.  Interest  in  Securities  of  the  Issuer.

(a) There are presently 21,555,903 shares of Global Path Incorporated Class A Common Stock issued and outstanding, the Reporting Person owns an aggregate of 1,371,917 shares, representing approximately 6.36% of the Issuer's common stock outstanding.

(b) The Reporting Person has the sole dispositive and sole voting power of 1,371,917 shares owned by him.

(c) On January 24, 2002, the Reporting Person acquired 310,418 shares of the Issuer's common stock for $15,520.90, or $0.05 per share, pursuant to an agreement for the purchase and sale of stock entered into on January 20, 2002, in a private transaction.

On March 18, 2002, the Reporting Person acquired 990,000 shares of the Issuer's common stock for $50,000, or $0.05 per share, pursuant to an agreement for the purchase and sale of stock entered into on January 20, 2002, in a private transaction.

CUSIP  No.  378956 10 6              13D                   Page  4  of  5  Pages

The following transactions were effected by the Reporting Person during the past sixty days:


DATE     SHARES SOLD       SHARES  PURCHASED     PRICE  PER SHARE     TRANSACTION
                                                                      TYPE

1/18/02   1,500                                     00.65             otcbb
1/23/02   1,500                                     00.75             otcbb
1/24/02   1,500                                     00.75             otcbb
1/24/02     -0-             310,418                 00.05             Private transaction
1/25/02   1,500                                     00.76             otcbb
1/28/02   1,500                                     00.65             otcbb
1/29/02   1,500                                     00.66             otcbb
1/30/02   1,500                                     00.68             otcbb
1/31/02   1,500                                     00.82             otcbb
2/1/02    1,500                                     00.75             otcbb
2/4/02    1,500                                     00.75             otcbb
2/5/02    1,500                                     00.74             otcbb
2/6/02    1,500                                     00.64             otcbb
2/7/02    1,500                                     00.71             otcbb
2/8/02    1,500                                     00.70             otcbb
2/11/02   1,500                                     00.68             otcbb
2/13/02   1,500                                     00.59             otcbb
2/14/02   1,500                                     00.60             otcbb
2/15/02   1,500                                     00.64             otcbb
2/19/02   1,500                                     00.62             otcbb
2/20/02   1,500                                     00.60             otcbb
2/21/02   1,500                                     00.57             otcbb
2/25/02   1,500                                     00.56             otcbb
2/26/02   1,500                                     00.76             otcbb
2/27/02   1,000                                     00.95             otcbb
2/27/02     500                                     00.95             otcbb
2/27/02     500                                     00.93             otcbb
2/27/02     500                                     00.93             otcbb
2/27/02     300                                     00.93             otcbb
2/27/02     700                                     00.93             otcbb
2/28/02   1,500                                     00.78             otcbb
3/1/02    1,500                                     00.66             otcbb
3/4/02    1,500                                     00.54             otcbb
3/5/02    1,500                                     00.53             otcbb
3/6/02    1,500                                     00.56             otcbb
3/7/02    1,500                                     00.56             otcbb
3/8/02    1,500                                     00.66             otcbb
3/11/02   1,500                                     00.66             otcbb
3/12/02   1,500                                     00.62             otcbb
3/13/02   1,500                                     00.57             otcbb
3/14/02   1,500                                     00.70             otcbb
3/15/02   1,500                                     00.62             otcbb
3/15/02   1,500                                     00.76             otcbb
3/18/02   1,500                                     00.70             otcbb
3/18/02     -0-             990,000                 00.05             Private transaction
3/19/02   1,500                                     00.62             otcbb
3/20/02   1,500                                     00.62             otcbb
3/21/02   1,500                                     00.69             otcbb
3/22/02   1,500                                     00.64             otcbb
3/25/02   1,500                                     00.61             otcbb
3/26/02   1,500                                     00.55             otcbb
3/28/02   1,500                                     00.51             otcbb


(d)  Not applicable.

(e)  Not applicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On January 22, 2002, Global Path Incorporated and Langley Investment Advisory Group, Inc. ("LIAG"), executed a consulting agreement, whereby LIAG was retained as an independent contractor to assist the company in its expansion into the European marketplace for the duration of two years, beginning on January 15, 2001 and ending on January 15, 2003. Mr. Richard H. Langley, Jr. is the President of LIAG. Under the agreement, LIAG is to be compensated with 500,000 restricted shares of the Global Path Incorporated and 125,000 three year options exercisable at $0.50 and 125,000 three year options exercisable at $1.00.

CUSIP  No.  378956 10 6              13D                   Page  5  of  5  Pages

________________________________________________________________________________

Item  7.  Material  to  be  Filed  as  Exhibits.

7.1 Agreement for Purchase and Sale of Stock between Bodet, Inc. and Richard Langley.
7.2 Agreement for Purchase and Sale of Stock between Gold Crown Holdings, Inc. and Richard Langley.
7.3 Consulting Agreement between Langley Investment Advisory Group, Inc. and Global Path, Inc.

________________________________________________________________________________
*  Previously filed.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        5/16/02
                                        ----------------------------------------
                                                         (Date)


                                               /s/ Richard H. Langley
                                        ----------------------------------------
                                                       (Signature)

                                                  Richard H. Langley, Jr.
                                        ----------------------------------------
                                                       (Name/Title)


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).